UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42551

SAGTEC GLOBAL LIMITED

(Registrant’s Name)

No 43-2, Jalan Besar Kepong,

Pekan Kepong, 52100 Kuala Lumpur

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Entry into a Material Definitive Agreement.

On March 15, 2025, Sagtec Global Limited (the “Company”) entered into a Master Dealer Agreement (the “Agreeement”) with PT Kiwari Asih Solusi (“PT Kiwari”), appointing PT Kiwari as the exclusive master dealer for the Company’s Speed+ Cloud Base Smart Ordering System. Under the Agreement, PT Kiwari has committed to a minimum annual purchase of 10,000 licenses of Speed+ software, maintain an adequate business venue and storage facility, employ competent sales staff to solicit orders and provide excellent customer service, provide training for safe product operation, and act as an intermediary between end users and the Company for inquiries or concerns. The Company in turn has agreed to provide PT Kiwari with standard information and marketing literature in the English language relating to the products sold by the Company. The Agreement will remain in effect till December 31, 2025, and will automatically renew for an additional one year term unless either party notifies the other party in writing at least fifteen (15) calendar days of prior.

Other Events.

On March 27, 2025, regarding the Agreement, the Company issued a press release titled “Sagtec Global Enters Indonesia with Master Dealership for Cloud-Based Smart Ordering System, Targeting US$30 Million in Revenue”. A copy of the Agreement and press release is attached as Exhibit 99.1 and 99.2 respectively to this Current Report on Form 6-K.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Master Dealer Agreement dated March 15, 2025 between Sagtec Global Limited and PT Kiwari Asih Solusi
99.2	Press Release, dated March 27, 2025, titled “Sagtec Global Enters Indonesia with Master Dealership for Cloud-Based Smart Ordering System, Targeting US$30 Million in Revenue”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAGTEC GLOBAL LIMITED

By:	/s/ Ng Chen Lok
Name:	Ng Chen Lok
Title:	Chairman, Chief Executive Officer and Executive Director

Date: March 27, 2025

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